Exhibit 99.2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
6 September 2006
Commissioners,
We are aware that our report dated 6 September 2006 on our review of interim financial information of Amarin Corporation plc for the six month periods ended June 30, 2006 and 2005 and included in the Company’s report on Form 6-K for the six months ended June 30, 2006 is incorporated by reference in its Registration Statements on Form F-3 (Registration Nos. 333-104748, 333-13200, 333-12642, 333-121431, 333-121760 and 333-135718).
Yours very truly,
PricewaterhouseCoopers LLP